SE[...] COMMISSION
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10027495

SEC
Mail Processing
Section
FEB 26 2010
Washington, DC
122

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52430

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MyStockFund Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4711 E. Falcon Drive, Suite 221
(No. and Street)

Mesa (City) AZ (State) 85215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher A. Faust (415) 962-9741
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last, first, middle name)

500 North Westshore Boulevard, Suite 1000, Tampa, FL 33609
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher A. Faust, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MyStockFund Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHNENE S. BARRETT
Notary Public - Arizona
Maricopa County
My Commission Expires
December 30, 2010

Johnene S Barrett
Notary Public

Ch. Faust
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

MyStockFund Securities, Inc.
Mesa, Arizona

We have audited the accompanying statement of financial condition of MyStockFund Securities, Inc. (the "Company") at December 31, 2009 and the related statements of loss, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 24, 2010

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

MYSTOCKFUND SECURITIES, INC.

Statement of Financial Condition

At December 31, 2009

Assets	
Cash	$ 19,296
Receivable from clearing organization	72,084
Furniture and equipment, net	1,265
Intangible assets, net	749,998
Prepaid expenses and other assets	150,934
Total	$ 993,577
Liabilities and Stockholders' Equity	
Liabilities:	
Accounts payable	2,048
Accrued expenses and other liabilities	14,140
Total liabilities	16,188
Commitments and contingencies (Notes 4, 6 and 9)	
Stockholders' equity:	
Common stock, $0.001 par value; authorized 3,000 shares, 1,000 issued and outstanding	1
Additional paid-in capital	1,697,768
Accumulated deficit	(720,380)
Total stockholders' equity	977,389
Total	$ 993,577

See accompanying Notes to Financial Statements.

MYSTOCKFUND SECURITIES, INC.

Statement of Loss

Year Ended December 31, 2009

Revenues:	
Commissions and fees	$ 399,461
Other Income	630
Total revenues	400,091
Expenses:	
Clearing organization fees	180,962
Compensation and employee benefits	156,739
Amortization	247,706
Rent	17,006
Equipment rental and maintenance	6,201
Communications and office expenses	33,503
Professional fees	11,000
License fees	19,681
Other	4,613
Total expenses	677,411
Loss before income tax benefit	(277,320)
Income tax benefit	(36,987)
Net loss	$(240,333)

See accompanying Notes to Financial Statements.

MYSTOCKFUND SECURITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2009

Cash flows from operating activities:	
Net loss	$ (240,333)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	691
Amortization	247,706
Increase in receivable from clearing organization	(14,026)
Increase in prepaid expenses and other assets	(50,673)
Decrease in accounts payable	(8,567)
Increase in accrued expenses and other liabilities	6,973
Net cash used in operating activities	(58,229)
Cash flows from investing activities:	
Net cash used in investing activities	-
Cash flows from financing activities:	
Proceeds from capital contributions	45,000
Net cash provided by financing activities	45,000
Net decrease in cash	(13,229)
Cash at beginning of year	32,525
Cash at end of year	$ 19,296
Supplementary cash flow information –	
Cash paid for:	
Interest during the year	$ -
Income taxes	$ 50

See accompanying Notes to Financial Statements.

MYSTOCKFUND SECURITIES, INC.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2009

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2008	$ 1	1,652,768	(480,047)	1,172,722
Capital contributions	-	45,000	-	45,000
Net loss	-	-	(240,333)	(240,333)
Balance at December 31, 2009	$ 1	1,697,768	(720,380)	977,389

See accompanying Notes to Financial Statements.

(1) Summary of Significant Accounting Policies

General. The following is a description of the significant accounting policies which MyStockFund Securities, Inc. (the "Company") follows in preparing and presenting its financial statements, which conform to U.S. generally accepted accounting principles.

Management has evaluated all significant events occurring subsequent to the balance sheet date through February 24, 2010, which is the date the financial statements were available to be issued, determining no events require additional disclosure in the financial statements.

Organization. The Company is a wholly-owned subsidiary of Banks.com, Inc. (the "Parent"). The Company was incorporated in the state of Delaware on January 14, 2000. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal business activity is the sale of securities. Operations began in September, 2000.

Going Concern Status. The Company has experienced losses and if such losses continue could fail to meet its net capital requirement. The Parent has committed to provide financial support to the Company to meet its current obligations, at least through January 31, 2011.

Description of Business. The Company is a broker and dealer in securities subject to regulation under the Securities Exchange Act of 1934, as well as the rules of FINRA of which the Company is a member. The Company is located in Mesa, Arizona.

Basis of Accounting. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and accordingly reflect all significant receivables, payables, and other liabilities.

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents. The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition. Commission revenues and related expenses arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Depreciation. Depreciation has been provided using the straight-line method over the estimated useful lives of the assets.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Intangible Assets. The Company applied "push down" accounting to record intangible assets to the purchase business combination of its Parent to the extent the purchase price of the acquisition exceeded the fair value of the net identifiable assets of the Company. The intangible assets consist of customer relationship intangible assets and other intellectual property including domain names. The company tests these intangible assets for impairment on at least an annual basis.

Income Taxes. The Company files a consolidated tax return with its Parent, Banks.com, Inc. Income taxes are due to or from the Parent based on a separate company calculation.

On January 1, 2009, the Company adopted the recent accounting guidance relating to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-than-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more than likely than not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

(continued)

(2) Receivable from Clearing Organization

The receivable from clearing organization consists of cash on deposit with the Company's clearing broker-dealer and other receivables from the clearing broker-dealer resulting from earnings.

(3) Acquired Intangible Assets

A summary of intangible assets resulting from the Company's acquisition is as follows:

	December 31, 2009
Customer relationships and other	$ 1,238,529
Less accumulated amortization	(488,531)
Unamortized intangible asset	$ 749,998

The Company tests customer relationships and other intangible assets for impairment on at least an annual basis. Customer relationships and other intangibles are being amortized over a period of five years.

(4) Furniture and Equipment

A summary of furniture and equipment at December 31, 2009 is as follows:

Furniture and office equipment	$ 2,071
Less accumulated depreciation	(806)
Furniture and equipment, net	$ 1,265

The Company leases its current office space in Mesa, Arizona under an operating lease agreement with a term of two years which commenced on October 1, 2008. Rent expense totaled $17,006 for the year ended December 31, 2009. The company also had another operating lease through which it leased copying equipment for an annual cost of $1,920, which expired in 2009. Minimum future lease payments for the office space at December 31, 2009 were as follows:

Year Ending December 31,	Amount
2010	$ 15,031
Total minimum lease payments	$ 15,031

(continued)

(5) Income Taxes

Income taxes consists of the following:

	Year Ended December 31, 2009
Current	
Federal	$(37,837)
State	850
Total current	(36,987)
Deferred:	
Federal	-
State	-
Total deferred	-
Total income taxes	$(36,987)

The reason for differences between the statutory Federal rate and the effective income tax rate are summarized as follows:

	Year Ended December 31, 2009	
	Amount	% of Pretax Loss
Income taxes at statutory Federal income tax rate	$(94,288)	(34.0)%
Increase in rate resulting from:		
State taxes, net of Federal income tax benefit	(9,176)	(3.3)
Change in valuation allowance	66,477	24.0
Income taxes	$ (36,987)	(13.3)%

(continued)

(5) Income Taxes, Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities relate to the following:

	At December 31, 2009
Deferred tax assets:	
Intangible assets	$ 129,736
Accrued expenses	969
Total deferred tax assets	130,705
Valuation allowance	(130,436)
Deferred tax asset	269
Deferred tax liability-	
Furniture and equipment	(269)
Total deferred tax liability	(269)
Net deferred tax asset	$ -

The valuation allowance was established because the Company believes that it is more likely than not that the deferred tax assets will not be realized.

The Company's Federal and state income tax returns filed since inception remain subject to examination by the respective taxing authorities.

(6) Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's financial statements.

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness must not exceed net capital, as those terms are defined, by a ratio of more than 15 to 1. At December 31, 2009, the Company's minimum net capital requirement was $50,000, and the Company's net capital computed in accordance with the Rule of the Commission amounted to $75,192 and the ratio of aggregate indebtedness to net capital was .22 to 1.

(continued)

(8) Related Party Transactions

As mentioned in Note 1, the Company is a wholly-owned subsidiary of Banks.com, Inc. The company files consolidated tax returns with the Parent for federal income tax purposes. The company reimburses the Parent periodically for incidental expenses incurred by the Parent relating to the Company's activities.

(9) Off Balance Sheet Risk and Clearing Agreement

In November 2003, the Company entered into an agreement with another broker-dealer (the "Clearing Broker-Dealer") whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker-Dealer, fully disclosing the customer name and other information. The processing, and if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker-Dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker-Dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker-Dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker-Dealer. As part of the terms of the agreement between the Company and the Clearing Broker-Dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker-Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill their contracted obligations and it is necessary for the Clearing Broker-Dealer to purchase or sell the securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The initial term of the agreement is three years and is automatically renewable for one year terms, unless notification of termination by either party occurs. In addition, under the terms of the agreement with the Clearing Broker-Dealer, the Company is prohibited from entering into an agreement for similar services with another broker-dealer without prior written approval by the Clearing Broker-Dealer. The Company has also agreed to regulatory arbitration regarding disputes between the Company and the Clearing Broker-Dealer. The Company is required to deposit $50,000 with the Clearing Broker-Dealer to assure the Company's performance under the agreement. This amount is included in "Receivable from clearing organization" on the statement of financial condition.

MYSTOCKFUND SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

NET CAPITAL	
Total stockholders' equity	$ 977,389
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	977,389
Deductions and/or charges -	
Nonallowable assets:	
Furniture and equipment	1,265
Intangible assets	749,998
Other assets	150,934
Total nonallowable assets	902,197
Net capital before haircuts on securities	75,192
Haircuts on securities	-
Net capital	$ 75,192
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (based on aggregate indebtedness)	$ 1,079
Minimum net capital required of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above)	$ 50,000
Excess net capital	$ 25,192
AGGREGATE INDEBTEDNESS	
Item included in statement of financial condition-	
Total A.I. Liabilities from Statement of Financial Condition	$ 16,188
Ratio aggregate indebtedness to net capital	.22

RECONCILIATION OF SUPPORTING SCHEDULES WITH MOST RECENT PART II FILING

There are no material differences between the computation of net capital pursuant to Rule 15c3-1 included in Form X-17A-5 Part II as amended previously filed with the commission and the schedules contained herein.

MYSTOCKFUND SECURITIES, INC.

Supplemental Schedules required by Rule 17a-5

December 31, 2009

Exemption Provisions - Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Legent Clearing.

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

February 24, 2010

MyStockFund Securities, Inc.
Mesa, Arizona

In planning and performing our audit of the financial statements and supplemental schedule of MyStockFund Securities, Inc. (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Hacker, Johnson & Smith PA